SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

American International Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number) 02686Y 10 2

Daniel Dror II, 1601 Norfolk, TX 77006, Phone: 713-523-6092
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02686Y 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Daniel Dror II Trust of 1998: Beneficiary and Trustee, Daniel Dror II.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions): OO. See Item 5 (c)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 10,901,363 (See Item 5)

	8.	Shared Voting Power ......................................................................................................

	9.	Sole Dispositive Power: 10,901,363 See Item 5)

	10.	Shared Dispositive Power ...............................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,901,363 shares (See Item 5)

X	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
   12,901,000 shares owned by the Daniel Dror II 1976 Trust: the beneficiary, Daniel Dror II and the
   Trustee,  Barbara Franzheim. Daniel Dror II has no voting or dispositive power for the
12,901,000 shares owned by the Daniel Dror II 1976 Trust.

13.	Percent of Class Represented by Amount in Row (11) 6.95%

14.	Type of Reporting Person (See Instructions) OO (Trust)

Item 1.	Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities. Common Stock, American International Industries, Inc., 601 Cien Street, Suite 235, Kemah, Texas 77565
Item 2.	Identity and Background
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).
	(a)	Name: Daniel Dror II Trust of 1998: the Beneficiary and Trustee, Daniel Dror II
	(b)	Residence or business address: 1601 Norfolk, Houston, TX 77006
	(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: N/A
(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding
   (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: no
(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: no
	(f)	Citizenship. USA
Item 3.	Source and Amount of Funds or Other Consideration
State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Exchange Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition: Gift from relative (uncle) of beneficiary and trustee of reporting person. The reporting person is not an affiliate of the donor.
Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer: none
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries: none
	(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries: no
	(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board: no
	(e)	Any material change in the present capitalization or dividend policy of the issuer: none
	(f)	Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940: none
	(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person: none
	(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association: none
	(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act: none
	(j)	Any action similar to any of those enumerated above: none
Item 5.	Interest in Securities of the Issuer
	(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Exchange Act: Mr. Daniel Dror II is the beneficial owner of 10,901,363 shares owned by the reporting person, the Daniel Dror II Trust of 1998 and 12,901,000 shares owned by the Daniel Dror II 1976 Trust or an aggregate of 23,802,363 shares or 15.15% of the Issuer's outstanding shares. Daniel Dror II has no voting or dispositive power over the 12,901,000 shares owned by the Daniel Dror II 1976 Trust.
	(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared: Mr. Daniel Dror II, as a trustee, has sole voting and sole dispositive power over the 10,901,363 shares owned by the Daniel Dror II Trust of 1998. Mr. Daniel Dror II does not have voting and dispositive power over the 12,901,000 shares owned by the Daniel Dror II 1976 Trust, of which Barbara Franzheim is the Trustee and Daniel Dror II is the beneficiary.
(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).
(1) On 6-12-2000, the reporting person purchased 3,636,363 restricted shares from the Issuer for $200,000.
(2) On 6-26-2001, the reporting person recevied back from an escrow agent 3,820,000 shares of the 4 million shares previously deposited into the escrow pending a propsed sale of the 4 million sharees in a private transaction with an unafilliated third party. The proposed sale was in escrow pending the Issuer's shares again becoming subject to quotation on the OTC:BB, and if the sale had been completed, the reporting person would have been the beneficiary of the sale. The transaction for which the shares were deposited into escrow did not close and the remaining 180,000 shares held in escrow are pending release to the reporting person.
The following transactions involved were funded by a cash gift of $50,000 to Daniel Dror II on the occassion of his engagement from his uncle, Elkana Faiwuszewicz, who is also the brother of Daniel Dror, president and CEC of the Issuer. Mr. Faiwuszewicz is president and control person of Elk Int'l Corp., Ltd., a principal shareholder of the Issuer.   Daniel Dror II and his father, Daniel Dror are not officers, directors or shareholders of and disclaim any beneficial ownership or interest in Elk. Elk has formerly been referred to in the Issuer's Exchange Act reports as "Elk International   Corporation, Ltd."
(3) On 2-1-01, the reporting person purchased 320,000 shares in a private transaction from an unaffiliated third party for $13,000 using a portion of the proceeds from the gift.
(4) On 5-01-2001, the reporting person purchased 250,000 shares in a private transaction from an unaffiliated third party for $12,000 also using proceeds from the gift.
(5) On 7-01-2001, the reporting person purchased 500,000 shares in a private transaction from Juan Carolos Martinez for $25,000. Mr. Martinez is the president of Unlimited Coatings Corporation, a company that is 92% owned by the Issuer.
	(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required: none
	(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included:
Daniel Dror II, is the adult son of Daniel Dror, president of the Issuer. Daniel Dror II is the sole beneficiary of the Daniel Dror 1976 Trust, the trustee of which is Barbara Franzheim, and is the beneficiary and trustee of the Daniel Dror II Trust of 1998, the reporting person. Elkana Faiwuszewicz, brother of Daniel Dror, and uncle of Daniel Dror II, is the president and control person of Elk Int'l Corp., Ltd. The sole shareholders of Elk are Mr. Faiwuszewicz, his wife and children. Daniel Dror and Daniel Dror II are not officers, directors or shareholders of and they disclaim any beneficial ownership or interest in Elk.
Item 7.	Material to Be Filed as Exhibits
none

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel Dror II, Trustee

Date: July 30, 2001